

Mail Stop 3561

August 11, 2015

Lonnie J. Stout, II
President and Chief Executive Officer
J. Alexander's Holdings, Inc.
3401 West End Avenue, Suite 260
Nashville, TN 37203

> **Re:** **J. Alexander's Holdings, Inc.**
> **Amendment No. 1 to Form 10**
> **Filed August 3, 2015**
> **File No. 001-37473**

Dear Mr. Stout:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 22, 2015 letter.

Exhibit 99.1

The Management Consultant, page 64

1. We note your response to our prior comment 8. Please expand upon your analysis provided in response to our prior comment to explain why you believe the issuance of the Class B Units in connection with the distribution does not result in the holders of FNFV Group common stock giving up value for the spun-off shares, even if the potential dilution or distributions may not take place immediately.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Mark Levinson, Esq.
        Fox Rothschild LLP